                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Amendment No. 3

                                Medamicus, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                  584027-10-6
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                                 (CUSIP Number)


                               Robert T. Montague
                        Robins, Kaplan, Miller & Ciresi
                         800 LaSalle Avenue, Suite 2800
                             Minneapolis, MN 55402
                                  612-349-8500
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                October 25, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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

CUSIP No. 584027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                Pyramid Trading Limited Partnership 36-3723624
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       (2)    Check the Appropriate Box if a Member of a Group
                                                                 (a)     [   ]
                                                                 (b)     [ x ]
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       (3)    SEC Use Only

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       (4)    Source of Funds


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       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                         [    ]

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       (6)    Citizenship or Place of Organization

                                    Illinois
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  Number of       (7)      Sole Voting Power                           0  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                   285,692  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                      0  shares
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power              285,692  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 285,692 shares
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       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [      ]
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       (13)   Percent of Class Represented by Amount in Row (11)
                                      6.9%

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       (14)   Type of Reporting Person (See Instructions)

                                   BD, PN, IV
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

CUSIP No. 54027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                      Oakmont Investments, LLC 36-3996171
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       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [   ]
                                                                    (b)   [ x ]
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       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                       N/A
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       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                    Illinois
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                           0  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                   285,692  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                      0  shares
 ing Person       --------------------------------------------------------------
   With           (10)     Shared Dispositive Power              285,692  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 285,692 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [   ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                      6.9%

--------------------------------------------------------------------------------
       (14)   Type of Reporting Person (See Instructions)

                                     CO, IV
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

CUSIP No. 584027-10-6

       (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                            Daniel Asher ###-##-####
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       (2)    Check the Appropriate Box if a Member of a Group
                                                                    (a)   [   ]
                                                                    (b)   [ x ]
--------------------------------------------------------------------------------
       (3)    SEC Use Only

--------------------------------------------------------------------------------
       (4)    Source of Funds

                                      N/A
--------------------------------------------------------------------------------
       (5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
              Items 2(d) or 2(e)                                          [   ]

--------------------------------------------------------------------------------
       (6)    Citizenship or Place of Organization

                                  United States
--------------------------------------------------------------------------------
 Number of        (7)      Sole Voting Power                          0  shares
Shares Bene-      --------------------------------------------------------------
 ficially         (8)      Shared Voting Power                  285,692  shares
 Owned by         --------------------------------------------------------------
Each Report-      (9)      Sole Dispositive Power                     0  shares
 ing Person       --------------------------------------------------------------
  With            (10)     Shared Dispositive Power             285,692  shares
--------------------------------------------------------------------------------
       (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 285,692 shares
--------------------------------------------------------------------------------
       (12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         [   ]
--------------------------------------------------------------------------------
       (13)   Percent of Class Represented by Amount in Row (11)
                                       6.9%

--------------------------------------------------------------------------------

       (14)   Type of Reporting Person (See Instructions)

                                       IN
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

CUSIP NO. 584027-10-6
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
                            Gary Kohler ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

                                       PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
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                7   SOLE VOTING POWER                           80,500 shares
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER                              0 shares
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER                      80,500 shares
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                         0 shares
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 80,500 shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

                                       IN
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

CUSIP NO. 584027-10-6
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
                           Andrew Redleaf ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

                                       PF
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
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                7   SOLE VOTING POWER                           79,713 shares
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER                              0 shares
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER                      79,713 shares
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                         0 shares
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 79,713 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

                                       IN
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

         This Amendment No. 3 ("Amendment No. 3") amends the Statement on
Schedule 13D (the "Schedule 13D") filed on December 29, 1999, and amended by Amendment No. 1 filed on May 1, 2000 and Amendment No. 2 filed September 28, 2000, by Pyramid Trading Limited Partnership ("PT"), Oakmont Investments, LLC, the general partner of PT ("OI"), Daniel Asher, as Manager of OI and individually ("DA")(collectively, the "Reporting Persons"), Gary Kohler ("Kohler") and Andrew Redleaf ("Redleaf"), with respect to their beneficial ownership of common stock, par value $.01 per share (the "Common Stock"), of Medamicus, Inc., a Minnesota corporation (the "Company"). The principal executive offices of the Company are located at 15301 Highway 55 West, Plymouth, MN 55447.

         The purpose of this Amendment No. 3 is to report that the Reporting Persons, Kohler and Redleaf no longer act as a group with respect to the Company's securities and the group has been dissolved. To terminate the continuing obligation of the group to file reports on Schedule 13D, Items 3 and 7 are hereby amended to read as set forth below. Due to their beneficial ownership of approximately 6.9% of the Company's outstanding shares of Common Stock as previously reported in Amendment No. 2, only the Reporting Persons will continue to file reports on Schedule 13D, as may be required from time to time.

ITEM 4.  PURPOSE OF TRANSACTION

         As of October 25, 2000, the Reporting Persons, Kohler and Redleaf have agreed to dissolve the group they previously formed to acquire and hold securities of the Company. The Reporting Persons, Kohler and Redleaf no longer hold, or act with respect to, the Company's securities as a group for the purpose of effecting or changing the control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect. The Reporting Persons, Kohler and Redleaf now hold their respective Company securities in their individual capacities and will report, as may be required, and will otherwise take action with respect to such securities, individually.

         The group expressed its belief on numerous occasions to the Company's management that the Company's shares were undervalued, and that the Company's shareholders would be better served if the Company focused its efforts on its rapidly growing and profitable Vascular Access business. While the group was given no assurance by the Company that the Lumax Urology division would be sold or otherwise disposed of, the members of the group became confident that the Company's management is committed to maximizing shareholder value and that the Company's management is considering its options regarding the Lumax Urology division. Accordingly, members of the group believe their efforts have been successful and have decided to dissolve the group.

         As may be required from time to time, the Reporting Persons will continue to file amendments to this Schedule 13D to report with respect to their ownership of approximately 6.9% of the Company's outstanding securities which they hold in the ordinary course of PT's business for the benefit of the limited partners of PT, none of whom alone has an interest exceeding 5% of the Company's outstanding shares of Common Stock. At their discretion, the Reporting Persons may attempt to dispose any or all of the Company's Common Stock they own in the open market, in privately negotiated transactions or otherwise. Otherwise, the Reporting Persons have no present plan or intention which would result in or relate to any of the transactions described in Item 4 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement dated as of 10/26/00 by and among the signatories of this Statement on Schedule 13-D with respect to its filing.



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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: October 26, 2000        PYRAMID TRADING LIMITED PARTNERSHIP
                                BY OAKMONT INVESTMENTS, LLC ITS GENERAL PARTNER


                                BY   /S/ Daniel Asher
                                     ------------------------------------------
                                         Daniel Asher,
                                         Manager, Oakmont Investments, LLC


                                OAKMONT INVESTMENTS, LLC



                                BY   /S/ Daniel Asher
                                     ------------------------------------------
                                         Daniel Asher, Manager


                                /s/ Daniel Asher
                                -----------------------------------------------
                                DANIEL ASHER



                                /s/ Gary Kohler
                                -----------------------------------------------
                                GARY KOHLER



                                /s/ Andrew Redleaf
                                -----------------------------------------------
                                ANDREW REDLEAF



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